# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INNOVATIVE FOOD HOLDINGS INC, CIK 0000312257
CUSIP: 45772H202
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2528 S 27TH AVE, BROADVIEW, Illinois (IL), 60155
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001461945
Persons authorized to receive notices and communications: JAMES C. PAPPAS, JCP INVESTMENT MANAGEMENT, LLC, 1177 West Loop South, Suite 1320, Houston, Texas (TX), 77027, 713-333-5540; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- JCP Investment Partnership, LP (CIK 0001461946): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,290,675; sole dispositive power 0; shared dispositive power 8,290,675; aggregate amount beneficially owned 8,290,675 (15.1% of the class)
- JCP Investment Partners, LP (CIK 0001461947): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,290,675; sole dispositive power 0; shared dispositive power 8,290,675; aggregate amount beneficially owned 8,290,675 (15.1% of the class)
- JCP Investment Holdings, LLC (CIK 0001461948): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,290,675; sole dispositive power 0; shared dispositive power 8,290,675; aggregate amount beneficially owned 8,290,675 (15.1% of the class)
- JCP Investment Management, LLC (CIK 0001461945): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 9,909,167; sole dispositive power 0; shared dispositive power 9,909,167; aggregate amount beneficially owned 9,909,167 (18.1% of the class)
- Pappas James C (CIK 0001462171): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,909,167; sole dispositive power 0; shared dispositive power 9,909,167; aggregate amount beneficially owned 9,909,167 (18.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: INNOVATIVE FOOD HOLDINGS INC
Address of issuer's principal executive offices: 2528 S 27TH AVE, BROADVIEW, Illinois (IL), 60155
Comment: This filing was triggered due to an increase in the number of outstanding Shares of the Issuer.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares owned by JCP Partnership and held in certain accounts managed by JCP Management (the "JCP Accounts") were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), except as otherwise noted. Of the 8,290,675 Shares beneficially owned by JCP Partnership, 8,073,051 of such Shares have an aggregate purchase price of approximately $3,956,566, excluding brokerage commissions, and 217,624 of such Shares were acquired in connection with an in-kind contribution as further explained in Amendment No. 1 to the Schedule 13D. The aggregate purchase price of the 1,618,492 Shares beneficially owned by the JCP Accounts is approximately $1,733,553, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,785,684 Shares outstanding as of May 8, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025.

As of the date hereof, JCP Partnership directly beneficially owned 8,290,675 Shares, constituting approximately 15.1% of the Shares outstanding. JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 8,290,675 Shares owned by JCP Partnership, constituting approximately 15.1% of the Shares outstanding. JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 8,290,675 Shares owned by JCP Partnership, constituting approximately 15.1% of the Shares outstanding.

As of the date hereof, 1,618,492 Shares were held in the JCP Accounts, constituting approximately 3.0% of the Shares outstanding.

JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 8,290,675 Shares owned by JCP Partnership and (ii) 1,618,492 Shares held in the JCP Accounts, constituting approximately 18.1% of the Shares outstanding. Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 8,290,675 Shares owned by JCP Partnership and (ii) 1,618,492 Shares held in the JCP Accounts, constituting approximately 18.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of JCP Partnership, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas may be deemed to share the power to vote and dispose of the Shares owned by JCP Partnership.

Each of JCP Management and Mr. Pappas may be deemed to share the power to vote and dispose of the Shares held in the JCP Accounts.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

## Signatures
- JCP Investment Partnership, LP: /s/ James C. Pappas, James C. Pappas, Managing Member of JCP Investment Management, LLC, its Investment Manager (05/16/2025)
- JCP Investment Partners, LP: /s/ James C. Pappas, James C. Pappas, Sole Member of JCP Investment Holdings, LLC, its General Partner (05/16/2025)
- JCP Investment Holdings, LLC: /s/ James C. Pappas, James C. Pappas, Sole Member (05/16/2025)
- JCP Investment Management, LLC: /s/ James C. Pappas, James C. Pappas, Managing Member (05/16/2025)
- Pappas James C: /s/ James C. Pappas, James C. Pappas (05/16/2025)